Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 18 APRIL 2017

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.10)	NO. OF VOTES
Ordinary shares	4,718,399.90	47,183,999	47,183,999
Outstanding shares	4,718,399.90	47,183,999	47,183,999
Own holding of shares*	0	0	0
Outstanding shares excluding own holding of shares	4,718,399.90	47,183,999	47,183,999

* Voting rights cannot be exercised